Exhibit 4.1

DESCRIPTION OF REGISTRANT’S SECURITIES

REGISTERED PURSUANT TO SECTION 12 OF THE

SECURITIES EXCHANGE ACT OF 1934

The Reserve Petroleum Company (the “Company”) has one class of security registered under Section 12 of the Securities Exchange Act of 1934: the Company’s common stock.

DESCRIPTION OF COMMON STOCK

The following summary of the terms of the Company’s common stock is based upon its Restated Certificate of Incorporation (the "Certificate of Incorporation") and Amended Bylaws (the “Bylaws”). This summary is not complete and is qualified by reference to the Company’s Certificate of Incorporation and Bylaws, each of which is incorporated by reference as an exhibit to the Annual Report on Form 10-K of which this Exhibit 4.1 is a part.

General

Pursuant to the Certificate of Incorporation, the Company is authorized to issue 200,000 shares of common stock, par value $0.50 per share.

Dividends

Our board of directors may declare, at its discretion, dividends payable in cash or shares of the Company to the extent permitted by applicable law.

Voting Rights

Each holder of shares of our common stock is entitled to one vote for each share held on all questions submitted to a vote at a meeting of shareholders. There are no cumulative voting rights in the election of directors.

A majority of the votes cast is required for all actions to be taken by shareholders, except with respect to director elections, which requires a plurality of the votes cast.

Upon any liquidation, dissolution or winding up of the Company, holders of its common stock are entitled to share equally and ratably in any assets remaining after the payment of all debt and other liabilities.

Trading

The Company’s common stock is traded in the Pink Sheet Quotation Service and the OTC Bulletin Board under the symbol “RSRV.”

Board of Directors

Our board of directors shall consist of not less than three (3) or more than fifteen (15) directors. We currently have nine (9) directors.

Anti-Takeover Effects of Certain Provisions

Certain provisions of the Company's Certificate of Incorporation and its Bylaws summarized in the paragraphs above and in the following paragraphs may have an anti-takeover effect. It is possible that these provisions could make it more difficult to accomplish or could deter transactions that shareholders may otherwise consider to be in their best interest or in the best interests of the Company, including transactions that might result in a premium over the market price for shares of the Company's common stock.

Special Shareholder Meetings

Unless otherwise permitted by applicable law, the Company's Bylaws provides that special meetings of shareholders may be called only by (i) the Board, (ii) the Chairman of the Board, (iii) the President or (iv) the Board upon the written request of shareholders holding a majority of all the votes entitled to be cast on each issue to be considered at the special meeting as of the date of submission of the request.